

March 21, 2014

Via E-mail
Mr. Mohd Mahyudin Zainal
Director
China Media Group Corp.
No. 55 Jalan Snuker 13/28
Tadisma Business, Park Section 13
40100 Shah Alam, Selangor
Malaysia

> **Re: China Media Group Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2013**
> **File No. 000-50431**

We issued comments to you on the above captioned filing(s) on November 8, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 4, 2014 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 4, 2014, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 if you have questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director